Hi, my name is Bao Ho. I have lived in Denver, Colorado the majority of my life. Over the years of living in a very green friendly state, I have come to realize that we as a race need to work hard to address the issues of global destruction. As the population continues to increase, natural resources are becoming depleted, and global warming continues to change our weather patterns and access to fresh water… our problems will only intensify with time. My team and I are leading the revolution starting with GrassTB. A company that allows us to use grass instead of trees to convert to paper products.

The US alone cuts down 68 million trees annually for paper products. As consumerism continues to increase astronomically worldwide, our natural resources proportionally dwindle. Paper products are the most overused resource worldwide. In order to alleviate the rising demand, a new sustainable substitute is needed. GrassTB has mastered the science of converting grass pulp into paper products. In fact, anything the tree pulp can produce, grass pulp can do the same. By switching to grass pulp for paper, we become time efficient, we save our natural resources and we reduce water use. It takes 5 tons of wood to make 1 ton of paper pulp, yet the same amount of grass will produce twice as much paper pulp. Grass takes only three days to mature, whereas trees take 12 years. Grass also has the advantage of being much less affected by forest fires, floods, wind or insect infestation. We also improve our local economy by switching to grass because America has the most land and ability to grow grass, whereas the world's current main producer for tree pulp is Indonesia and Malaysia. As our planet continues to overpopulate and mankind increasingly drains the natural resources to maintain our lifestyle, we have the responsibility to evolve our way of consuming products. After the devastating pandemic, we now realize we have a hard time cutting back on usage. Our next option is to change what we are using. Let America be the first nation to start the revolution to save the planet. We are asking for your support in propelling this company and saving our planet. Through Wefunder, GrassTB will be

able to gain greater national recognition. And eventually allow for increased manpower, equipment and production to push grass product availability to consumers. Please share our company with your friends and family and support today.